News Release	No. 14-279
June 13, 2014

Waterberg Project
Copper Nickel Subset Correction
Project Total Resources Unchanged

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) provides a correction to the tonnes of copper and nickel on the Waterberg Joint Venture as a subset of the total. The total resource tabulation for all elements is un-amended.

The Waterberg aggregate resource statement for all elements, the Waterberg Extension and all of the platinum group element amounts are correct in the June 12, 2014 Press Release. The kilotonnes of copper and nickel on the 49% Joint Venture, as a subset of the total resources should have been 207 kt Copper and 346 kt for Nickel in Table 2 of the June 12th Press Release.

Qualified Person, Quality Control and Assurance

The Company detected an error in the tabulation provided by Ken Lomberg of Coffey who was the Independent Qualified Person for the June 12, 2014 Press Release.

The independent Qualified Person (“QP”), under the definitions in NI 43-101, for this Press Release is Ken Lomberg of Coffey. Lomberg has a Master’s degree in engineering and has 29 years of relevant experience in precious metals and PGM evaluations. He has verified the data by reviewing the detailed assay and geological information on the Waterberg deposit and visiting the site and core yard many times in 2013 and 2014. He is satisfied that the data is corrected and appropriate for the resource estimate by reviewing the core, assay certificates and quality control information as well as reviewing the procedures on sampling, chain of custody and data base records of the Platinum Group exploration team.

Base metals and other major elements were determined by multi acid digestion with ICP finish and PGE’s were determined by conventional fire assay and ICP finish. Setpoint Laboratories is an experienced ISO 17025 SANAS accredited laboratory in assaying and have utilized a standard quality control system including the use of standards. Platinum Group Metals utilized a well-documented system of inserting blanks and standards into the assay stream and has a strict chain of custody and independent lab re-check system for quality control.

Inferred mineral resource estimates, under the CIM guidelines, do not have demonstrated economic viability and may never achieve the confidence to be mineral reserve estimates or to be mined. An inferred resource has reasonably assumed continuity based on limited sampling but the geological and grade continuity has not been verified. The property is held under Prospecting Rights with the exclusive right to convert that right to a Mining Right. There can be no assurance that a Mining Right will be granted with-out extensive further work and an Application to the Department of Mineral Resources of South Africa.

PLATINUM GROUP METALS LTD.	…2

About Platinum Group Metals Ltd.

Platinum Group is based in Johannesburg, South Africa and Vancouver, Canada. The Company’s business is currently focused on the construction of the WBJV Project 1 (Maseve) platinum mine and the exploration and initial engineering on the newly discovered Waterberg platinum deposit, where the Company is the operator of the Waterberg JV Project with JOGMEC and Mnombo. The Company has also expanded its exploration northward on to the Waterberg Extension Project.

On behalf of the Board of
Platinum Group Metals Ltd.

“R. Michael Jones”
President, CEO and Director

For further information contact:
              R. Michael Jones, President
              or Kris Begic, VP, Corporate Development
              Platinum Group Metals Ltd., Vancouver
              Tel: (604) 899-5450 / Toll Free: (866) 899-5450
              www.platinumgroupmetals.net

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (“forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the completion of the WBJV Project 1mine (Maseve), the Company’s ability to secure further financing, the Company’s plans with respect to future exploration at Waterberg, development and production on the Company’s projects including mine construction at WBJV Project 1 mine (Maseve), and all technical details of the Waterberg PEA. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to access further funding and produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

Cautionary Note to U.S. Investors Regarding Estimates of Inferred Mineral Resources

This press release uses the terms “inferred mineral resources.” We advise U.S. investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of a feasibility study or prefeasibility studies, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute “reserves” as in-place tonnage and grade without reference to unit measures. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.